FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2009

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

Free Translation

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
PUBLICLY-HELD COMPANY
Federal Taxpayer Registry No. 47.508.411/0001-56

MATERIAL EVENT

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“CBD”) hereby inform that has entered into, on June 08, 2009, with the controlling shareholders (“Controlling Shareholders”) of GLOBEX UTILIDADES S.A. and its subsidiaries (“GLOBEX”), a Share Purchase Agreement, (“Agreement”), which set forth the terms and conditions of the acquisition, by its subsidiary, MANDALA EMPREENDIMENTOS E PARTICIPAÇÕES S.A. (“CBD’s Subsidiary”), of 86,962,965 common shares, nominative and without par value (“Shares”), representing 70.2421% of the total voting stock capital of GLOBEX (“Acquisition”).

1. Purposes

The acquisition of the corporate control of GLOBEX will allow CBD to significantly strengthen and increase its activities in the electronics supply market and take over the leadership of the Brazilian retail market, with an annual gross revenue of R$26 billion and more than 1,200 stores. GLOBEX, which performs its activities in the Brazilian retail market for more than 60 years, currently operates in 10 Brazilian states and in the federal district, by means of a network of 455 stores, and an annual gross revenue higher than R$4.8 billion.

2. Terms and Conditions of the Transaction

According to the terms of the Agreement, the total purchase price of the Shares to be paid to the Controlling Shareholders is R$824,521,960.00 (“Purchase Price”), equivalent to R$9.4813 per share. The Purchase Price will be partially paid in cash and partially paid in installment.

CBD, trough CBD’s Subsidiary, will launch a tender offer for the acquisition of the common shares issued by GLOBEX held by the minority shareholders (“Minority Shareholders”) for a price per share equivalent to 80% of the price per share paid to the Controlling Shareholders, according to the applicable law.

The terms and conditions of the Acquisition are subject to the approval of the Board of Directors and the shareholders of CBD, on a shareholders meeting to be held in no latter than 20 days as of the date hereof. The closing of the Acquisition will occur immediately after its approval in the shareholders meeting (“Closing Date”)

3. Acquisition of the Controlling Shareholders’ Shares

After the necessary corporate authorizations, CBD’s Subsidiary will acquire 86,962,965 Shares held by the Controlling Shareholders, representing 70.2421% of the total voting stock capital of GLOBEX, for a price of R$9.4813 per share.

The Purchase Price will be paid according to the following: approximately 45.3% in cash, equivalent to R$373,436,536.00, and approximately 54.7% in installment, equivalent to R$451,085,424.00, in the forth anniversary of the Closing Date, adjusted according to the variation of the CDI.

The credits arising from the installment portion may be used by the Controlling Shareholders in the subscription of shares issued by CBD, according to the terms and conditions bellow indicated. Exclusively in case the Controlling Shareholders elect to use their credits in the subscription of shares issued by CBD, the credit amount of the installment portion will be increased in 10% for such purpose.

4. Tag-Along Tender Offer of GLOBEX

According to Article 254-A of Law No. 6,404/76 and CVM Rule No. 361/02, CBD, through the CBD’s Subsidiary, will launch a tender offer for the acquisition of the shares (“Tag-Along Tender Offer”) held by the Minority Shareholders of GLOBEX, for the price of R$7.5850 per share, equivalent to 80% of the price to be paid to the Controlling Shareholders.

In the same manner as to the Controlling Shareholders, and in the same proportion agreed with the Controlling Shareholders, the payment of the purchase price to the Minority Shareholders will be performed as follows: approximately 45.3% in cash, and 54.7% in installment in the forth anniversary of the Closing Date, adjusted according to the variation of the CDI.

Alternatively, before the performance of the Tag-Along Tender Offer, the Minority Shareholders shall also have the option to adhere to the Agreement and, exclusively upon the use of their credits arising from the installment portion of the purchase price, subscribe the shares issued by CBD, according to the terms and conditions bellow indicated. Additionally, exclusively in case the Minority Shareholders elect to use their credits in the subscription of shares issued by CBD, the credit amount of the installment portion will be increased in 10% for such purpose.

5. Private Issuance of CBD’s Shares

To enable the use of the credits arising from the installment portion of the purchase price in the subscription of the shares issued by CBD, a stock capital increase of CBD will be performed, in an amount up to R$664,361,840.00, with the issuance of up to 16,609,046 preferred Class B shares (“Class B Preferred Shares”), at an issuance price of R$40.00 per share.

The Class B Preferred Shares will entitle its holders to the following rights: (a) a fixed dividend in the amount of R$0.01 per share; and (b) a preference in the receipt of proceeds in case of liquidation of CBD. The Class B Preferred Shares will not have voting rights.

The current existing preferred shares, code PCAR4, will be converted into class A preferred shares, with no amendment to their rights (“Class A Preferred Shares”).

The Class B Preferred Shares will be converted, in the terms bellow indicated, into Class A Preferred Shares issued by CBD, in the proportion of one to one.

The Controlling Shareholders, according to the subscription undertaking, as provided in the Agreement, have already elected to use their credits to the subscription of Class B Preferred Shares. Such subscription will occur exclusively upon the use of the credits arising from the Acquisition.

The Class B Preferred Shares will be converted into Class A Preferred Shares according to the following schedule:

(a) 32% of the Class B Preferred Shares will be converted upon 5 days from the confirmation (homologação) of the capital increase of CBD;

(b) 28% of the Class B Preferred Shares will be converted in 6 months counted from the Closing Date;

(c) 20% of the Class B Preferred Shares will be converted in 12 months counted from the Closing Date; and

(d) 20% of the Class B Preferred Shares will be converted in 18 months counted from the Closing Date.

Within five (5) days after the conversion of the Class B Preferred Shares, according to the terms set forth in items (b), (c) and (d) above, CBD’s Subsidiary will pay to the shareholders of GLOBEX who have elected to subscribe the Class B Preferred Shares the positive shortfall between the amount of R$40.00 per share, dully adjusted according to the variation of the CDI, and the market value of the Class A Preferred Shares at such time, calculated in accordance with the weighted average price within the fifteen (15) trading sessions of BOVESPA immediately prior to each date of conversion ("Shortfall").

In the conversion of the Class B Preferred Shares into Class A Preferred Shares scheduled to the term of five (5) days as of the confirmation (homologação) of the stock capital increase, the CBD’s Subsidiary will pay to each former shareholder of GLOBEX, as Shortfall, the amount of R$3.6927 per Class B Preferred Shares held by them, adjusted according to the variation of the CDI as of the date hereof until the date of the effective payment.

6. Benefits of the Transaction

CBD expects to have significant synergies as a result of the acquisition upon (i) scale gains and growth of operational, commercial and administrative efficiency and in the exploration of financial products and services; (ii) growth of revenues arising from the offering of new products and services to an already consolidate base of clients; (iii) the integration of the operations of electronic commerce, information technology and logistic.

7. Additional Information

The Acquisition will be submitted to the approval of the Brazilian antitrust authorities. The transfer of control of Banco Investcred Unibanco S.A., a financial institution co-controlled by GLOBEX, is subject to the approval of the Central Bank of Brazil

The shares of GLOBEX will remain regularly traded at BOVESPA. Any potential payment of dividends or interests on capital already declared will be performed.

CBD will maintain its shareholders and the market duly and timely informed about the closing of the Acquisition.

São Paulo, June 08, 2009

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: June 8, 2009	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.